December 9, 2009
Via Edgar and Overnight Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Rose Zukin, Staff Attorney Mail Stop 4720

	Re:	ARIAD Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 16, 2009
Schedule 14A, filed April 30, 2009
File Number: 000-21696
Ladies and Gentlemen:
       On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated November 9, 2009, from Jeffrey P. Riedler, Assistant Director, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Dr. Harvey J. Berger, Chairman and Chief Executive Officer of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Company’s definitive proxy statement for the Company’s 2009 annual meeting of stockholders (the “2009 Proxy Statement”). The 2008 Form 10-K was filed with the Commission on March 16, 2009, and the 2009 Proxy Statement was filed with the Commission on April 30, 2009.
       The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “ARIAD,” “we,” “us,” “our,” the “Company” and similar designations refer to ARIAD Pharmaceuticals, Inc. and its subsidiaries. Page numbers referred to in the responses reference page numbers in the 2008 Form 10-K or the 2009 Proxy Statement, as applicable.
ARIAD PHARMACEUTICALS, INC.
26 LANDSDOWNE STREET • CAMBRIDGE MASSACHUSETTS 02139—4234 • TELEPHONE 617 494 0400 • FACSIMILE 617 494 8144

ARIAD Pharmaceuticals, Inc.
December 9, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
Our Licenses to Third Parties, page 7
Our Stent Collaborations, page 8
1.	Comment: We note your disclosure on page 8 that you have entered into license agreements with Medinol and ICON to develop and commercialize deforolimus-eluting stents to prevent restenosis of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. Please expand your description of these agreements to disclose the following information:
•	All material rights and obligations of the company and the other party;

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and

•	Duration and termination provisions.
Response: In response to this comment, the Company proposes to revise the disclosure relating to its license agreements with Medinol Ltd. (“Medinol”) and ICON Medical Corp. (“ICON”) in the section of the 2008 Form 10-K entitled “Our Licenses to Third Parties,” as set forth on Exhibit A and Exhibit B, respectively, attached hereto. Marked copies from the existing disclosure in the 2008 Form 10-K are provided for ease of reference. The Company intends to reflect these changes in its Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “2009 Form 10-K) and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) where such disclosure is applicable.

2.	Comment: We note that you have not filed the license agreement with ICON as an exhibit to your Form 10-K. We further note your disclosure in the risk factor entitled “We have no product candidates that have been approved by the FDA . . .” on pages 16 and 17 that you are dependent upon the success of ICON and any future medical device partner to successfully develop, manufacture and market stents or other medical devices to deliver deforolimus. Please file the agreement with ICON as an exhibit, or provide us with a legal analysis as to why the agreement need not be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to this comment, the Company intends to file the license agreement with ICON in redacted form with its next periodic report under the Exchange Act, which is the 2009 Form 10-K, together with a request for confidential treatment with respect to certain provisions of the license agreement.

ARIAD Pharmaceuticals, Inc.
December 9, 2009

Our Licenses from Third Parties. page 8
3.	Comment: We note that you have entered into an exclusive license agreement with MIT and the Whitehead Institute, as well as an exclusive license agreement with Stanford University, to rights to certain of your proprietary technologies. You disclose on pages 8 and 9 that these agreements provide for the payment by you to these academic institutions of an up-front fee, license maintenance fees, a milestone payment, sublicense fees, and royalties based on commercial sales of products and processes developed using the technologies. Please expand your description of these agreements to disclose the following information:
•	All material rights and obligations of the company and the other party;

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and

•	Duration and termination provisions.
Response: In response to this comment, the Company proposes to revise the disclosure relating to its license agreements with The Massachusetts Institute of Technology and The Whitehead Institute (“MIT”) and The Board of Trustees of The Leland Stanford Junior University (“Stanford”) in the section of the 2008 Form 10-K entitled “Our Licenses from Third Parties,” as set forth on Exhibit C and Exhibit D, respectively, attached hereto. Marked copies from the existing disclosure in the 2008 Form 10-K are provided for ease of reference. The Company intends to reflect these changes in its 2009 Form 10-K and in all future filings by the Company under the Exchange Act where such disclosure is applicable.
Schedule 14A
Certain Relationships and Related-Person Transactions, page 16
4.	Comment: We note that in June 2007 you entered into an agreement with Dr. Berger and Mr. LaMarche in their individual capacities as stockholders of AGTT, and that pursuant to this agreement, you reimbursed these individuals $259,000 in expenses. Please file this agreement as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully submits that it has previously filed this agreement and has incorporated it by reference as Exhibit 10.34 to the 2008 Form 10-K, entitled “Letter Agreement, dated June 19, 2007, by and among the Company, Harvey J. Berger, M.D. and Jay LaMarche.”

ARIAD Pharmaceuticals, Inc.
December 9, 2009

Compensation Discussion and Analysis
Compensation Actions, page 27
Annual Performance and Long-term Incentive Awards, page 27
Performance Awards, page 28
5.	Comment: We note your disclosure on page 25 that the Compensation Committee considers several individual performance factors in evaluating individual performance, but not all factors are applicable to each executive officer. We further note your disclosure on page 28 that Dr. Berger’s performance award was based on the Compensation Committee’s evaluation of your key corporate objectives and the impact of the leadership of Dr. Berger on your performance. In addition, you state on page 29 that performance awards for the named executive officers, other than Dr. Berger, were based primarily on an assessment of each individual’s performance relative to the key corporate objectives as well as the individual and department objectives established for each officer.

Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine each executive officer’s annual performance-based bonus. While you have generally identified the individual performance factors that the Compensation Committee considers in evaluating individual performance, not all of the factors are applicable to each executive officer. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The performance objectives considered for each separate executive officer;

•	Any threshold, target and/or maximum levels of achievement applicable to any of these objectives, to the extent they are quantifiable; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.
Response: In response to this comment, the Company proposes to revise the disclosure relating to the performance objectives for its named executive officers in the Compensation Discussion and Analysis section of its proxy statement as set forth on Exhibit E attached hereto. As requested, the proposed disclosure reflects the performance objectives for fiscal 2009, and provides these objectives for the named executive officers in the 2009 Proxy Statement who continue to be employed by the Company in 2009. Marked copies from the existing disclosure in the 2009 Proxy Statement are provided for ease of reference. The Company intends to reflect these changes in its proxy statement for its next annual meeting of stockholders to be held in 2010 (the “2010 Proxy Statement”) and additional changes reflective of Compensation

ARIAD Pharmaceuticals, Inc.
December 9, 2009

Committee decisions made after the date hereof. The Company confirms that it intends to disclose in its 2010 Proxy Statement how the level of achievement of applicable objectives impacted named executive officers’ compensation earned in 2009, on an individual basis. In addition to the proposed revised disclosure being submitted herewith, the Company intends to discuss the level of achievement of the Company’s 2009 corporate objectives in the subsection entitled “Annual Performance and Long-term Incentive Awards” of the 2010 Proxy Statement. Also in this subsection, the Company intends to discuss the level of achievement by each named executive officer of his or her 2009 individual goals, as well as the achievement of key leadership and management measures by each named executive officer. In the subsections entitled “Performance Awards” and “Long-Term Incentive Awards,” the Company intends to discuss the specific performance and long-term incentive awards issued to each executive officer based on achievement of his or her 2009 individual goals.
*  *   *   *  *
     In addition, as requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*   *   *  *   *
     As requested, this Response Letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Staff may have additional comments after reviewing this Response Letter and the proposed revised disclosure.
     We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at

ARIAD Pharmaceuticals, Inc.
December 9, 2009

(617) 621-2204, or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,

/s/ Raymond T. Keane Raymond T. Keane
Senior Vice President, General Counsel, Secretary and
Chief Compliance Officer
Attachments — (1) Exhibits A-E and (2) marked copies of Exhibits A-E

cc:	ARIAD	Pharmaceuticals, Inc.
Harvey J. Berger, M.D.
Edward M. Fitzgerald

	Mintz,	Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.

Exhibits to SEC Response Letter from ARIAD Pharmaceuticals, Inc.
dated December 9, 2009
Index to Exhibits
•	Exhibit A — Proposed Revised Disclosure of License Agreements with Medinol

•	Exhibit B — Proposed Revised Disclosure of License Agreements with ICON

•	Exhibit C — Proposed Revised Disclosure of License Agreement with MIT

•	Exhibit D — Proposed Revised Disclosure of License Agreement with Stanford

•	Exhibit E — Proposed Revised Disclosure of Performance Objectives in CD&A
ARIAD Exhibits p. 1

Exhibit A
Proposed Revised Disclosure of License Agreement with Medinol
Our Stent Collaborations
Medinol Ltd.
In January 2005, we entered into a license agreement with Medinol Ltd., or Medinol, a cardiovascular medical device company, to develop and commercialize ridaforolimus-eluting stents and other medical devices to prevent restenosis, or reblockage, of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. Under the agreement, we granted to Medinol a non-exclusive, world-wide, royalty-bearing license, under our patents and technology relating to ridaforolimus, to develop, manufacture and sell the stents and certain other medical devices that deliver ridaforolimus. We are responsible for supplying Medinol with, and Medinol agreed to purchase from us, certain quantities of ridaforolimus for use in its development, manufacture and sale of the stents and other medical devices. The agreement allows Medinol to distribute products resulting from the agreement worldwide through distributors authorized by us. We have entered into a similar non-exclusive license agreement with ICON Medical Corp., as described further below, and we have retained the right to enter into one additional non-exclusive license agreement with an additional third party to develop and commercialize stents and certain other medical devices to deliver ridaforolimus for use in vascular disease.
The agreement provides for the payment by Medinol to us of up to $39.3 million, which includes an upfront license fee and payments based upon achievement of development, regulatory and commercial milestones, if two products are developed. Through December 31, 2009, we have received $[750,000] under the agreement. In addition, we are eligible to receive tiered single-digit royalties based on various minimum levels of stents or other medical devices sold under the agreement. As of December 31, 2009, no products have been approved by regulatory authorities for sale under this agreement.
The term of the agreement extends to the later to occur of the expiration of our patents relating to the rights licensed to Medinol under the agreement or 15 years after the first commercial sale of a product. The agreement may be terminated by either party for breach following the failure to cure after a 90-day cure period. In addition, Medinol may terminate the agreement upon 30 days notice to us upon certain events, including if it determines, in its reasonable business judgment, that it is no longer in its business interest to continue the development of a medical device to deliver ridaforolimus. We may terminate the agreement upon 30 days notice to Medinol, if we determine that it is no longer in our business interest to continue our development and regulatory approval efforts with respect to ridaforolimus.
The agreement also provides for periodic reporting of progress, sharing of relevant clinical and non-clinical data, assistance in resolution of technical and regulatory issues and, if a product is approved, timely reporting of sales and remittance of royalty payments.
ARIAD Exhibits p. 2

Exhibit B
Proposed Revised Disclosure of License Agreement with ICON
ICON Medical Corp.
In October 2007, we entered into a license agreement with ICON Medical Corp., or ICON, a cardiovascular medical device company, to develop and commercialize ridaforolimus-eluting stents and other medical devices to prevent restenosis, or reblockage, of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. Under the agreement, we granted to ICON a non-exclusive, world-wide, royalty-bearing license, under our patents and technology relating to ridaforolimus, to develop, manufacture and sell the stents and certain other medical devices that deliver ridaforolimus. We are responsible for supplying ICON with, and ICON agreed to purchase from us, certain quantities of ridaforolimus for use in its development, manufacture and sale of the stents and other medical devices. We have entered into a similar non-exclusive license agreement with Medinol, as described above, and we have retained the right to enter into one additional non-exclusive license agreement with an additional third party to develop and commercialize stents and certain other medical devices to deliver ridaforolimus for use in vascular disease.
Concurrent with the execution of the agreement, we received shares of ICON common stock equal to an ownership interest in ICON of less than 10% and certain percentage maintenance, anti-dilution, registration and other rights. The agreement provides for the payment by ICON to us of up to $27.4 million based upon achievement of certain clinical, regulatory and commercial milestones, if two products are developed. Through December 31, 2009, we have received no such payments under the agreement. In addition, we are eligible to receive single-digit royalties based on net sales of stents or other medical devices sold under the agreement. As of December 31, 2009, no products have been approved by regulatory authorities for sale under this agreement.
The term of the agreement extends to the later to occur of the expiration of our patents relating to the rights licensed to ICON under the agreement or 15 years after the first commercial sale of a product. The agreement may be terminated by either party for breach following the failure to cure after a 90-day cure period. In addition, ICON may terminate the agreement upon 30 days notice to us upon certain events, including if it determines, in its reasonable business judgment, that it is no longer in its business interest to continue the development of a medical device to deliver ridaforolimus. We may terminate the agreement upon 30 days notice to ICON, if we determine that it is no longer in our business interest to continue our development and regulatory approval efforts with respect to ridaforolimus.
The agreement also provides for periodic reporting of progress, sharing of relevant clinical and non-clinical data, assistance in resolution of technical and regulatory issues and, if a product is approved, timely reporting of sales and remittance of royalty payments.
ARIAD Exhibits p. 3

Exhibit C
Proposed Revised Disclosure of License Agreement with MIT
Our Licenses from Third Parties
NF-kB cell-signaling technologies
In August 1991, we entered into an exclusive license agreement with Massachusetts Institute of Technology and the Whitehead Institute (on behalf of themselves and Harvard University, collectively “MIT”), pursuant to which we are the exclusive licensee of pioneering technology and patents relating to NF-kB cell-signaling technologies and methods of treating human disease through modulation of NF-kB cell-signaling activity. This license agreement, as amended in 1995, required us to pay MIT an up-front license issue fee and a one-time milestone fee, as well as annual license maintenance fees. In addition, we are obligated to pay MIT low-single-digit royalties based on net sales of any products and processes developed using the NF-kB cell-signaling technologies and treatment methods. Through December 31, 2009, we have paid MIT approximately $[773,000] under this agreement.
After obtaining the patent rights related to the NF-kB cell-signaling activity, we began a program to generate revenues by outlicensing this technology and these treatment methods to pharmaceutical and biotechnology companies that are conducting research to discover and develop drugs that modulate NF-kB cell-signaling and/or that are marketing related drugs. To date, we have entered into several outlicenses of this technology with pharmaceutical companies and companies manufacturing and commercializing kits, technologies and tools for research applications.
The license agreement also grants us the right to undertake the enforcement and/or defense of these patent rights at our sole expense, subject to our right to withhold a significant percentage of any royalties otherwise due to the academic institutions to be applied toward reimbursement of our fees and expenses in connection with any such litigation. The license agreement also provides that we will share a percentage of any damages, net of fees and expenses, awarded in such litigations with the academic institutions. We have been engaged in litigation with Eli Lilly and Company and Amgen Inc. and certain affiliated entities with respect to one of the NF-kB patents, as well as a proceeding in the U.S. Patent and Trademark Office, as disclosed in Part I, Item 3 entitled “Legal Proceedings” of this Annual Report on Form 10-K.
The term of the agreement extends to 12 years after the first commercial sale of a product resulting from technology licensed under the agreement. The agreement may be terminated by MIT upon a failure by us to pay MIT any royalties due under the agreement after a 30-day notice of termination or upon a breach by us following our failure to cure after a 90-day cure period. We may terminate the agreement upon six months notice to MIT and payment of all amounts due to MIT through the effective date of termination, or we may terminate our license with respect to any particular patents upon written notice to MIT.
ARIAD Exhibits p. 4

Exhibit D
Proposed Revised Disclosure of License Agreement with Stanford
ARGENT cell-signaling regulation technologies
In December 1997, we entered into an amended and restated exclusive license agreement with Stanford University (on behalf of itself and Harvard University, collectively “Stanford”), pursuant to which we became the exclusive licensee of certain technology and patent rights to our ARGENT cell-signaling regulation technologies, which includes materials and methods for regulating the transcription of specific genes in vivo.
Concurrent with our execution of this agreement, we issued an aggregate of 128,571 shares of common stock of our former subsidiary AGTI, which was merged into us in September 2008, to Stanford. The agreement required us to pay Stanford an up-front license issue fee, as well as payments based upon achievement of certain clinical, regulatory and commercial milestones. Through December 31, 2009, we have paid Stanford [$840,000] under this agreement. In addition, we are obligated to pay Stanford single-digit royalties based on net sales of any products and processes developed using the ARGENT cell-signaling regulation technologies, including therapies and research reagents. As of December 31, 2009, no products or processes have been developed using the ARGENT cell-signaling regulation technologies and approved for sale.
The initial term of the agreement extends to 12 years after the first commercial sale of a product resulting from technology licensed under the agreement, augmented by any patent term extension awarded in connection with the patents licensed under the agreement. The agreement further extends for multi-year terms, unless Stanford demonstrates that we are not diligently pursuing the commercialization of the technologies licensed under the agreement. The agreement may be terminated by Stanford upon a material breach by us, including failure to pay royalties owed under the agreement, following our failure to cure after a 60-day cure period. We may terminate the agreement upon 30 days’ written notice to Stanford and payment of all amounts due to Stanford through the effective date of termination.
We have also entered into other license agreements with various institutions and universities pursuant to which we are the licensees of certain technologies relating to our research and development programs. In some instances, our license agreements from third parties also impose insurance, development, sublicensing and other obligations on us. Failure by us to comply with these requirements could result in the termination of the applicable agreement, which, depending upon the technologies which are the subject of the applicable agreement, could have a material adverse effect on our business, financial condition, and results of operations.
ARIAD Exhibits p. 5

Exhibit E
Proposed Revised Disclosure of Performance Objectives in CD&A
COMPENSATION DISCUSSION AND ANALYSIS
The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers, including the executive officers identified in the Summary Compensation Table whom we refer to as our named executive officers in this proxy statement.
Objectives of Our Compensation Programs
The primary objectives of our compensation and benefits programs for our executive officers are:
•	To enable us to attract, retain and motivate the best available talent to lead ARIAD by providing competitive compensation.
•	To focus our executive officers on achieving key business objectives by providing the opportunity to earn annual performance awards that place a substantial portion of total annual compensation at risk depending upon corporate and individual performance.
•	To align the interests of our executive officers with those of our stockholders through the use of equity compensation.
More generally, we believe that our total compensation program should meet the following additional key objectives:
•	To maintain flexibility to respond to changes at ARIAD and in our industry and related employment markets. We continually refine our compensation objectives and practices as we evolve towards a commercially focused biopharmaceutical organization. Since our founding, we have strived to adjust compensation practices to reflect our stage of development and evolving practices within our industry, and we will continue to do so.
•	To provide compensation opportunities across the Company that are fundamentally fair and that recognize the contributions of all our employees. We will maintain compensation programs that are competitive at all levels and particularly reward high performers for their achievement of corporate and individual goals. This approach focuses the entire Company on advancing our product candidates through development to the patients who need them.
Elements of Total Direct Compensation
We provide three basic forms of direct compensation to our executive officers: base salary, annual performance awards and long-term incentive awards.
Base Salary — Base salary is intended to provide all ARIAD employees with a fair and competitive base level of compensation that reflects their job function, organizational level, experience and tenure, and sustained performance over time. Executive officer base salary levels are set using these same criteria.
ARIAD Exhibits p. 6

Annual Performance Awards — Annual performance awards are intended to reward our executive officers for achievement of corporate, individual and key leadership and management objectives. Performance awards to our Chief Executive Officer have been made in the form of restricted stock, as the Compensation Committee believes this better aligns his interests with those of our stockholders. Performance awards to our other executive officers are deferred under our 2005 Executive Compensation Plan, as amended. These awards vest in four equal installments beginning on the first anniversary of the date of the award and are payable in equal installments on the fourth and fifth anniversary of the grant date, subject to later payment at the executive’s election. This plan design allows us to conserve capital to fund our priority research and development programs and commercialization efforts and also support the retention of our executive officers. The value of amounts deferred under this plan is increased or decreased over the vesting and payment periods based upon the actual total return of specified mutual funds.
Long-Term Incentive Awards — Long-term incentive awards are also intended to reward our executive officers for achievement of corporate, individual and key leadership and management objectives. In addition, such awards are intended to align the interests of our executive officers with those of our stockholders, promote progress toward achieving our long-term strategy and assist in their long-term retention. As such, long-term incentive awards for our executive officers are made in the form of stock options, restricted stock or restricted stock units with vesting schedules over multiple years.
Elements of Indirect Compensation
Benefits and Perquisites
We provide our executive officers with generally the same benefits as those provided to all other salaried employees, such as health, dental and vision insurance, life insurance, short- and long-term disability, 401(k) plan with company match, and an employee stock purchase plan. In addition, we also provide executive officers with supplemental long-term disability insurance and long-term care insurance.
We offer tax return preparation services to our executive officers to assist them in complying with their tax reporting obligations. Our executive officers also receive an auto allowance in accordance with their employment agreements. These are the only perquisites we provide to our executive officers. Perquisites represent less than 2% of each named executive officer’s total compensation in the Summary Compensation Table located elsewhere in this proxy statement.
Our benefits and perquisites represent competitive market practices for executives at companies within our peer group. They are offered as a means to attract and retain our executive officers.
Our Equity Incentive Programs
All of our employees, including our executive officers, are eligible to participate in our equity incentive programs, which provide for the award of stock options, restricted stock, restricted stock units and similar rewards, and the purchase of our common stock at a defined discount. Our equity incentive programs are intended to:
•	Reward our employees for performance based on achievement of corporate and individual objectives;
ARIAD Exhibits p. 7

•	Directly align the long-term interests of our employees with those of our stockholders by providing a meaningful ownership stake in ARIAD;
•	Promote progress toward achieving our long-term strategy and operating plan; and
•	Assist in the retention of employees by vesting awards over multiple years.
For our executive officers in particular, we believe our equity incentive programs are important in building an alignment of interests with our stockholders and promoting a long-term performance perspective. Significant value accrues to equity-based awards only as the market value of our common stock appreciates. In addition, such awards typically have vesting schedules over time or other restrictions that require the executive officer to remain employed by us in order to realize value from such awards. We believe that awards under our equity incentive programs have a meaningful relationship to the performance of our executive officers and the Company.
Administration of our Equity Incentive Programs
All equity awards are made by our Compensation Committee under stockholder approved plans. When granted, stock options have an exercise price equal to the closing price of our common stock as quoted on The NASDAQ Global Market on the date of grant. Our Compensation Committee also approves the other terms of the grants, including the vesting period, restrictions and term of the awards.
Grants of stock options to new employees, including executive officers, are generally approved and made at the first scheduled meeting of our Compensation Committee after such employees begin employment. Annual grants are generally approved and made in the first quarter of the fiscal year.
Our employees can purchase shares of our common stock at a discount to market value pursuant to our employee stock purchase plan, a stockholder-approved plan. Employees elect to make such purchases on a quarterly basis through payroll deduction as provided for in the plan.
Process for Determining Executive Compensation
As described under “The Compensation Committee” located elsewhere in this proxy statement, the Compensation Committee is responsible for, among other duties, establishing compensation levels for our Chief Executive Officer and reviewing his performance, and reviewing and approving compensation levels recommended by our Chief Executive Officer for our other executive officers and reviewing their performance. While our Compensation Committee has ultimate authority and responsibility for approving all executive officer compensation, our Chief Executive Officer plays an active role in such decisions (except with respect to his own compensation).
At the beginning of each year, the executive leadership team establishes corporate objectives, as well as individual and departmental objectives in support of such corporate objectives, which are reviewed and discussed with the Compensation Committee and the Board of Directors. Such objectives form the basis for our annual operating plan which is approved by the Board of Directors. The status of our corporate objectives, as well as our performance relative to our operating plan, are reviewed and discussed with the Board of Directors on a regular basis throughout the year.
At the end of each year, each of the executive officers provides a self-assessment of his or her performance relative to the established corporate, individual and key leadership and management
ARIAD Exhibits p. 8

measures. The Chief Executive Officer reviews and evaluates such assessments and completes an overall evaluation of performance for each officer for the year, taking into account his or her progress towards achievement of these objectives as well as leadership and management measures. No specific numerical weightings or ratings are applied to individual objectives; rather the performance of the officer is evaluated as a whole. Based on this evaluation, each officer's performance is rated on a scale from “unsatisfactory” to “outstanding” . These assessments are reviewed and discussed by the Compensation Committee.
This assessment process forms the basis for the Compensation Committee’s comprehensive review and assessment of the performance of the Chief Executive Officer and its determination of the annual adjustment to the Chief Executive Officer’s base salary, as well as the amount of his annual performance award and long-term incentive award, if any. The Chief Executive Officer’s annual performance award is based on a target award of 50% of base salary; the actual award may be greater than or less than the target award based on the Compensation Committee’s assessment and rating of his performance. The Chief Executive Officer’s long-term incentive award is also based on the assessment and rating of his performance and takes into account the size and value of the award relative to his base salary and in comparison to equity-based awards and total compensation of chief executive officers of companies in our peer group (as described below under “Data Used to Make Compensation Determinations”). Such determinations are made by the Compensation Committee and are subject to approval by the Board of Directors.
Based on the Compensation Committee’s assessment of overall corporate performance, the Committee determines the components of total compensation available for the other executive officers (other than the Chief Executive Officer) as follows:
•	the average percent increase in base salary, if any,
•	the average annual performance awards as a percent of base salary, and
•	the overall pool available for equity-based long-term incentive awards.
Once such parameters are determined, the Chief Executive Officer then formulates recommendations for adjustments to base salary, if any, and the amount of the annual performance and long-term incentive awards for each executive officer based on the Compensation Committee’s overall assessment of the Company’s performance and the assessment and rating of the performance of each officer. The annual performance award for each executive officer is based on a target award of 30% of base salary. As with the award to the Chief Executive Officer, the actual award may be greater than or less than the target award. The long-term incentive award is also based on the assessment and rating of the performance of each such officer and a target award level which takes into account the size and value of the equity-based award relative to his or her base salary and in comparison to equity-based awards and total compensation of comparable executive officers of companies in our peer group. The Chief Executive Officer reviews and discusses such recommendations with the Compensation Committee. The Compensation Committee may propose modifications to these recommendations. Once agreement is reached, the Compensation Committee approves the annual base salary and other awards for each executive officer.
ARIAD Exhibits p. 9

In order to achieve or exceed the target level of the annual performance award or long-term incentive award, the officer’s performance must be rated at least “exceeds requirements”. In order to receive any award, the officer’s performance must be rated at least “meets requirements”.
Data Used to Make Compensation Determinations
We draw upon a pool of talent that is highly sought after by large and established pharmaceutical and biotechnology companies as well as by other development stage life science companies, both within and outside our geographic area. We believe that the compensation practices of our industry in general and of our select peer group in particular provide useful information to help us establish compensation practices that allow us to attract, retain and motivate a highly talented executive team. We believe we must offer a compensation package to our executive officers and to our employees, in general, that is competitive with our peer group, as well as larger pharmaceutical and biotechnology companies from whom we frequently recruit, and aligned with our current stage of development and our annual and longer term performance. We believe that our total compensation levels should generally fall within approximately the 50th to 75th percentiles of our peer groups based on performance and contribution to our strategic objectives over time, but at times, we need to adjust these levels to attract or retain specific individuals.
Each year, we review the levels of cash, equity and total compensation for all comparable executive officers in our peer group relative to the elements of compensation paid to our executive officers. In considering how these data relate to our existing compensation structure, we take into account our Company’s size, stage of development, performance and geographic location as compared to these peer companies, as well as what we know about the comparable scope of responsibilities of our executive officers versus those of comparable executives at such peer group companies. With the assistance of our compensation consultant, Radford Surveys + Consulting, or Radford, we used two primary market frames of reference against which to compare our executive total compensation practices and levels and inform our decisions regarding compensation of our executive officers in and related to 2009, as follows:
•	Select Peer Group — 21 national biotechnology companies at a similar stage of development as ARIAD with similar headcount, market capitalization and in most cases, similar therapeutic targets, and
•	Radford Biotechnology Executive Compensation Report — A national survey of executive compensation levels and practices that covers approximately 60 positions in over 500 biopharmaceutical organizations.
We do not apply a specific weighting to either data source when making compensation comparisons. Instead, we work with our outside consultant to develop competitive market guidelines using these data sources and in some cases, additional local and/or national market frames of reference.
The select peer group as of November 2009 analyzed by Radford and used to inform our decisions impacting executive compensation in and related to 2009, consisted of the following companies:

Affymax, Inc.	Isis Pharmaceuticals, Inc.
Arena Pharmaceuticals, Inc.	Lexicon Pharmaceuticals, Inc.
Cell Therapeutics, Inc.	MannKind Corporation
ARIAD Exhibits p. 10

Dendreon Corporation	Osiris Therapeutics, Inc.
Dyax Corp.	Progenics Pharmaceuticals, Inc.
Exelixis, Inc.	Seattle Genetics, Inc.
GTx, Inc.	Synta Pharmaceuticals Corp.
ImmunoGen, Inc.	Theravance, Inc.
Incyte Corporation	Vical Incorporated
Infinity Pharmaceuticals, Inc.	Xenoport, Inc.
InterMune, Inc.
This peer group generally consisted of public companies in the biopharmaceutical industry with product candidates in mid to late-stage development and/or a product recently approved for marketing, annual revenues generally less than $100 million (average of $37 million), and market capitalization of at least $100 million (average of $560 million). We believe that, as of November 2009, this list was representative of the companies with whom we generally compete for talent.
Factors Considered in the Determination of Executive Compensation
In making decisions regarding the compensation of our executive officers, the Compensation Committee considers the assessment and rating of the performance of each executive officer relative to the key corporate objectives of the Company, individual goals and leadership and management measures. For 2009, we established the following as our key corporate objectives applicable to our executive officers:
•	Maximizing the opportunity for the Company’s lead product candidate, ridaforolimus, by executing all major initiatives in the ridaforolimus global development plan on schedule and on budget;
•	Expanding the Company’s pipeline of product candidates by executing the clinical development plan for our second product candidate, AP24534, executing the pre-clinical development plan for our third product candidate, AP26113, and advancing our internal drug discovery initiatives;
•	Preparing the Company for growth by building the manufacturing, operations and commercial infrastructure to support expanding research and development activities and to prepare for commercialization of our product candidates; and
•	Strengthening the balance sheet by managing the financial resources of the Company consistent with achievement of operating plans and providing additional funding through business development, capital or other initiatives.
Decisions regarding our Chief Executive Officer’s compensation, including annual performance awards, are based predominantly on the Company’s level of achievement of these key corporate objectives, as well as the following measures:
•	Building long-term shareholder value;
•	Building and retaining the management team of the Company;
•	Developing and executing on a long-term strategy for the Company; and
•	Overall leadership and management of the Company.
ARIAD Exhibits p. 11

Decisions regarding compensation for each of our other executive officers are based on his or her contributions to the achievement of the key corporate objectives listed above as well as the level of achievement of individual goals developed at the beginning of the year in support of these key corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business. The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive
Officer	Summary of Key Individual Goals
Timothy P. Clackson, Ph.D.	• Assess, refine and implement the strategy for discovery research to continue to build the Company’s pipeline of product candidates

• Execute the manufacturing development plan for ridaforolimus to support clinical trials and product registration and prepare for commercialization of this product candidate

• Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus

• Plan and initiate pre-clinical studies of AP26113 in support of regulatory filings required to initiate clinical trials of this product candidate

Pierre F. Dodion, M.D.	• Achieve full patient enrollment in the Phase 3 SUCCEED trial of ridaforolimus and ensure the quality and integrity of clinical data to support registration of the product candidate

•    Execute the clinical and medical portions of the global development plan for ridaforolimus to support further clinical development and registration of the product candidate in multiple cancer indications

• Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus

• Execute the Phase 1 clinical trial of AP24534 to provide clinical proof-of-concept in patients with hematological malignancies

• Based on the results of the Phase 1 clinical trial of AP24534, prepare for initiation of additional trials, including a global registration trial, for this product candidate

Edward M. Fitzgerald	• Plan and implement key systems and business process initiatives to support the growing and evolving needs of the business

• Ensure disciplined management of costs throughout the Company

• Evaluate and implement initiatives to provide additional funding as needed to support the Company’s programs and business strategy

• Ensure the Company’s compliance with all accounting rules and governance practices consistent with the Company’s status as a NASDAQ-listed company

John D. Iuliucci, Ph.D.	• Execute key non-clinical studies of ridaforolimus in support of further clinical development and registration of this product candidate

• Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus

• Plan and execute non-clinical studies of AP24534 in support of advancement of this product candidate to later stage clinical trials

• Plan and initiate non-clinical studies of AP26113 in support of regulatory filings required to initiate clinical trials of this product candidate
ARIAD Exhibits p. 12

In addition to an evaluation of the level of achievement of these goals and objectives, each officer is evaluated as to key leadership and management measures, including:
•	The individual’s contribution to the management team and development and application of leadership skills reflective and supportive of the Company’s corporate values;

•	The individual’s ability to attract, hire, manage, retain and motivate staff in support of the achievement of our objectives;

•	The individual’s management of his or her functions and responsibilities within established financial budgets and forecasts;

•	The individual’s management of regulatory compliance requirements related to his or her responsibilities.
There are no thresholds or maximum levels of achievement applicable to these individual goals or the corporate objectives.
ARIAD Exhibits p. 13

Marked Copy of
Exhibits to SEC Response Letter from ARIAD Pharmaceuticals, Inc.
dated December 9, 2009
Index to Exhibits
•	Exhibit A — Proposed Revised Disclosure of License Agreements with Medinol

•	Exhibit B — Proposed Revised Disclosure of License Agreements with ICON

•	Exhibit C — Proposed Revised Disclosure of License Agreement with MIT

•	Exhibit D — Proposed Revised Disclosure of License Agreement with Stanford

•	Exhibit E — Proposed Revised Disclosure of Performance Objectives in CD&A

ARIAD Exhibits p. ~~1~~1

Exhibit A
Proposed Revised Disclosure of License Agreement with Medinol
Our Stent Collaborations
Medinol Ltd.
In January 2005, we entered into a license agreement with Medinol Ltd., or Medinol, a cardiovascular medical device company, to develop and commercialize ~~deforolimus~~ridaforolimus-eluting stents and other medical devices to prevent restenosis, or reblockage, of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. ~~In October 2007, we entered into a~~Under the agreement, we granted to Medinol a non-exclusive, world-wide, royalty-bearing license, under our patents and technology relating to ridaforolimus, to develop, manufacture and sell the stents and certain other medical devices that deliver ridaforolimus. We are responsible for supplying Medinol with, and Medinol agreed to purchase from us, certain quantities of ridaforolimus for use in its development, manufacture and sale of the stents and other medical devices. The agreement allows Medinol to distribute products resulting from the agreement worldwide through distributors authorized by us. We have entered into a similar non-exclusive license agreement with ICON ~~to develop and commercialize deforolimus-eluting stents to prevent restenosis of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. We~~Medical Corp., as described further below, and we have retained the right to enter into one additional non-exclusive license agreement~~, in addition to the licenses granted to ICON and Medinol,~~ with an additional third party to develop and commercialize stents and certain other medical devices ~~delivering deforolimus~~to deliver ridaforolimus for use in vascular disease.
The agreement provides for the payment by Medinol to us of up to $39.3 million, which includes an upfront license fee and payments based upon achievement of development, regulatory and commercial milestones, if two products are developed. Through December 31, 2009, we have received $[750,000] under the agreement. In addition, we are eligible to receive tiered single-digit royalties based on various minimum levels of stents or other medical devices sold under the agreement. As of December 31, 2009, no products have been approved by regulatory authorities for sale under this agreement.
The term of the agreement extends to the later to occur of the expiration of our patents relating to the rights licensed to Medinol under the agreement or 15 years after the first commercial sale of a product. The agreement may be terminated by either party for breach following the failure to cure after a 90-day cure period. In addition, Medinol may terminate the agreement upon 30 days notice to us upon certain events, including if it determines, in its reasonable business judgment, that it is no longer in its business interest to continue the development of a medical device to deliver ridaforolimus. We may terminate the agreement upon 30 days notice to Medinol, if we determine that it is no longer in our business interest to continue our development and regulatory approval efforts with respect to ridaforolimus.
The agreement also provides for periodic reporting of progress, sharing of relevant clinical and non-clinical data, assistance in resolution of technical and regulatory issues and, if a product is approved, timely reporting of sales and remittance of royalty payments.

ARIAD Exhibits p. ~~2~~2

Exhibit B
Proposed Revised Disclosure of License Agreement with ICON
ICON Medical Corp.
In ~~January 2005,~~October 2007, we entered into a license agreement with ~~Medinol~~ICON Medical Corp., or ICON, a cardiovascular medical device company, to develop and commercialize ~~deforolimus~~ridaforolimus-eluting stents and other medical devices to prevent restenosis, or reblockage, of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. ~~In October 2007, we entered into a license agreement with ICON to develop and commercialize deforolimus-eluting stents to prevent restenosis of injured vessels following interventions in which stents are used in conjunction with balloon angioplasty. We~~Under the agreement, we granted to ICON a non-exclusive, world-wide, royalty-bearing license, under our patents and technology relating to ridaforolimus, to develop, manufacture and sell the stents and certain other medical devices that deliver ridaforolimus. We are responsible for supplying ICON with, and ICON agreed to purchase from us, certain quantities of ridaforolimus for use in its development, manufacture and sale of the stents and other medical devices. We have entered into a similar non-exclusive license agreement with Medinol, as described above, and we have retained the right to enter into one additional non-exclusive license agreement~~, in addition to the licenses granted to ICON and Medinol,~~ with an additional third party to develop and commercialize stents and certain other medical devices ~~delivering deforolimus~~to deliver ridaforolimus for use in vascular disease.
Concurrent with the execution of the agreement, we received shares of ICON common stock equal to an ownership interest in ICON of less than 10% and certain percentage maintenance, anti-dilution, registration and other rights. The agreement provides for the payment by ICON to us of up to $27.4 million based upon achievement of certain clinical, regulatory and commercial milestones, if two products are developed. Through December 31, 2009, we have received no such payments under the agreement. In addition, we are eligible to receive single-digit royalties based on net sales of stents or other medical devices sold under the agreement. As of December 31, 2009, no products have been approved by regulatory authorities for sale under this agreement.
The term of the agreement extends to the later to occur of the expiration of our patents relating to the rights licensed to ICON under the agreement or 15 years after the first commercial sale of a product. The agreement may be terminated by either party for breach following the failure to cure after a 90-day cure period. In addition, ICON may terminate the agreement upon 30 days notice to us upon certain events, including if it determines, in its reasonable business judgment, that it is no longer in its business interest to continue the development of a medical device to deliver ridaforolimus. We may terminate the agreement upon 30 days notice to ICON, if we determine that it is no longer in our business interest to continue our development and regulatory approval efforts with respect to ridaforolimus.
The agreement also provides for periodic reporting of progress, sharing of relevant clinical and non-clinical data, assistance in resolution of technical and regulatory issues and, if a product is approved, timely reporting of sales and remittance of royalty payments.

ARIAD Exhibits p. ~~3~~3

Exhibit C
Proposed Revised Disclosure of License Agreement with MIT
Our Licenses from Third Parties
NF-кB cell-signaling technologies
In August 1991, we entered into an exclusive license agreement with Massachusetts Institute of Technology and the Whitehead Institute (on behalf of themselves and Harvard University~~) to the rights to our~~, collectively “MIT”), pursuant to which we are the exclusive licensee of pioneering technology and patents relating to NF-кB cell-signaling technologies and ~~treatment~~ methods of treating human disease through modulation of NF-кB cell-signaling activity. This license agreement ~~was amended in 1995 and provides for the payment by us to these academic institutions of an up-front fee,~~, as amended in 1995, required us to pay MIT an up-front license issue fee and a one-time milestone fee, as well as annual license maintenance fees~~, a milestone payment, sublicense fees, and~~. In addition, we are obligated to pay MIT low-single-digit royalties based on ~~commercial~~net sales of any products and processes developed using the NF-кB cell-signaling technologies and treatment methods. Through December 31, 2009, we have paid MIT approximately $[773,000] under this agreement.
After obtaining the patent rights related to the NF-кB cell-signaling activity, we began a program to generate revenues by outlicensing this technology and these treatment methods to pharmaceutical and biotechnology companies that are conducting research to discover and develop drugs that modulate NF-кB cell-signaling and/or that are marketing related drugs. To date, we have entered into several outlicenses of this technology with pharmaceutical companies and companies manufacturing and commercializing kits, technologies and tools for research applications.
The license agreement also grants us the right to undertake the enforcement and/or defense of these patent rights at our sole expense, subject to our right to withhold a significant percentage of ~~the~~any royalties otherwise due to the academic institutions to be applied toward reimbursement of our fees and expenses in connection with any such litigation~~, including our litigation against Lilly and Amgen~~. The license agreement also provides that we will share a percentage of any damages, net of fees and expenses, awarded in such litigations with the academic institutions. We have been engaged in litigation with Eli Lilly and Company and Amgen Inc. and certain affiliated entities with respect to one of the NF-кB patents, as well as a proceeding in the U.S. Patent and Trademark Office, as disclosed in Part I, Item 3 entitled “Legal Proceedings” of this Annual Report on Form 10-K.
The term of the agreement extends to 12 years after the first commercial sale of a product resulting from technology licensed under the agreement. The agreement may be terminated by MIT upon a failure by us to pay MIT any royalties due under the agreement after a 30-day notice of termination or upon a breach by us following our failure to cure after a 90-day cure period. We may terminate the agreement upon six months notice to MIT and payment of all amounts due to MIT through the effective date of termination, or we may terminate our license with respect to any particular patents upon written notice to MIT.

ARIAD Exhibits p. ~~4~~4

Exhibit D
Proposed Revised Disclosure of License Agreement with Stanford
ARGENT cell-signaling regulation technologies
~~We have entered into license agreements with various institutions and universities pursuant to which we are the licensees of certain technologies relating to our research and development programs. In particular, in~~In December 1997, we entered into an amended and restated exclusive license agreement with Stanford University (on behalf of itself and Harvard University~~) to rights to certain of~~, collectively “Stanford”), pursuant to which we became the exclusive licensee of certain technology and patent rights to our ARGENT cell-signaling regulation technologies, which includes materials and methods for regulating the transcription of specific genes in vivo. ~~This license agreement provides for the payment by us of an up-front fee, license maintenance fees, milestone payments based on~~
Concurrent with our execution of this agreement, we issued an aggregate of 128,571 shares of common stock of our former subsidiary AGTI, which was merged into us in September 2008, to Stanford. The agreement required us to pay Stanford an up-front license issue fee, as well as payments based upon achievement of ~~development~~certain clinical, regulatory and commercial milestones ~~and royalties on commercial sales of products~~. Through December 31, 2009, we have paid Stanford [$840,000] under this agreement. In addition, we are obligated to pay Stanford single-digit royalties based on net sales of any products and processes developed using the ARGENT cell-signaling regulation technologies, including therapies and research reagents. As of December 31, 2009, no products or processes have been developed using the ARGENT cell-signaling regulation technologies and approved for sale.
The initial term of the agreement extends to 12 years after the first commercial sale of a product resulting from technology licensed under the agreement, augmented by any patent term extension awarded in connection with the patents licensed under the agreement. The agreement further extends for multi-year terms, unless Stanford demonstrates that we are not diligently pursuing the commercialization of the technologies licensed under the agreement. The agreement may be terminated by Stanford upon a material breach by us, including failure to pay royalties owed under the agreement, following our failure to cure after a 60-day cure period. We may terminate the agreement upon 30 days’ written notice to Stanford and payment of all amounts due to Stanford through the effective date of termination.
We have also entered into other license agreements with various institutions and universities pursuant to which we are the licensees of certain technologies relating to our research and development programs. In some instances, our license agreements from third parties also impose insurance, development, sublicensing and other obligations on us. Failure by us to comply with these requirements could result in the termination of the applicable agreement, which, depending upon the technologies which are the subject of the applicable agreement, could have a material adverse effect on our business, financial condition, and results of operations.

ARIAD Exhibits p. ~~5~~5

Exhibit E
Proposed Revised Disclosure of Performance Objectives in CD&A
~~Disclosure from 2009 Proxy Statement, in relevant part~~

COMPENSATION DISCUSSION AND ANALYSIS
The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers, including the executive officers identified in the Summary Compensation Table whom we refer to as our named executive officers in this proxy statement.
Objectives of Our Compensation Programs
The primary objectives of our compensation and benefits programs for our executive officers are:
•	To enable us to attract, retain and motivate the best available talent to lead ARIAD by providing competitive compensation ~~opportunities~~.
•	To focus our executive officers on achieving key business objectives by providing the opportunity to earn annual performance awards that place a substantial portion of total annual compensation at risk depending upon corporate and individual performance.
•	To align the interests of our executive officers with those of our stockholders through the use of equity compensation.
More generally, we believe that our total compensation program should meet the following additional key objectives:
•	To maintain flexibility to respond to changes at ARIAD and in our industry and related employment markets. We continually refine our compensation objectives and practices as we evolve towards a commercially focused biopharmaceutical organization. Since our founding, we have strived to adjust compensation practices to reflect our stage of development and evolving practices within our industry, and we will continue to do so.
•	To provide compensation opportunities across the Company that are fundamentally fair and that recognize the contributions of all our employees. We will maintain compensation programs that are competitive at all levels and particularly reward high performers for their achievement of corporate and individual goals. This approach focuses the entire Company on advancing our product candidates through development to the patients who need them.
Elements of Total Direct Compensation
We provide three basic forms of direct compensation to our executive officers: base salary, annual performance awards and long-term incentive awards.
Base Salary - Base salary is intended to provide all ARIAD employees with a fair and competitive base level of compensation that reflects their job function, organizational level, experience
ARIAD Exhibits p. ~~6~~6

and tenure, and sustained performance over time. Executive officer base salary levels are set using these same criteria.
Annual Performance Awards - Annual performance awards are intended to reward our executive officers for achievement of corporate, ~~departmental and team~~ individual and key leadership and management objectives~~, as well as their individual contributions towards those goals~~. Performance awards to our Chief Executive Officer have been made in the form of restricted stock, as the Compensation Committee believes this better aligns his interests with those of our stockholders. Performance awards to our other executive officers are deferred under our 2005 Executive Compensation Plan, as amended. These awards vest in four equal installments beginning on the first anniversary of the date of the award and are payable in equal installments on the fourth and fifth anniversary of the grant date, subject to later payment at the executive’s election. This plan design allows us to conserve capital to fund our priority research and development programs and commercialization efforts and also support the retention of our executive officers. The value of amounts deferred under this plan is increased or decreased over the vesting and payment periods based upon the actual total return of specified mutual funds.
Long-Term Incentive Awards - Long-term incentive awards are also intended to reward our executive officers for achievement of corporate, ~~departmental and team~~individual and key leadership and management objectives~~, as well as their individual contributions towards those goals~~. In addition, such awards are intended to align the interests of our executive officers with those of our stockholders, promote progress toward achieving our long-term strategy and assist in their long-term retention. As such, long-term incentive awards for our executive officers are made in the form of stock options, restricted stock or restricted stock units with vesting schedules over multiple years.
Elements of Indirect Compensation
Benefits and Perquisites
We provide our executive officers with generally the same benefits as those provided to all other salaried employees, such as health, dental and vision insurance, life insurance, short- and long-term disability, 401(k) plan with company match, and an employee stock purchase plan. In addition, we also provide executive officers with supplemental long-term disability insurance and long-term care insurance.
We offer tax return preparation services to our executive officers to assist them in complying with their tax reporting obligations. Our executive officers also receive an auto allowance in accordance with their employment agreements. These are the only perquisites we provide to our executive officers. Perquisites represent less than 2% of each named executive officer’s total compensation in the Summary Compensation Table located elsewhere in this proxy statement.
Our benefits and perquisites represent competitive market practices for executives at companies within our peer group. They are offered as a means to attract and retain our executive officers.
Our Equity Incentive Programs
All of our employees, including our executive officers, are eligible to participate in our equity incentive programs, which provide for the award of stock options, restricted stock, restricted stock
ARIAD Exhibits p. ~~7~~7

units and similar rewards, and the purchase of our common stock at a defined discount. Our equity incentive programs are intended to:
•	Reward our employees for performance based on achievement of corporate and individual objectives;
•	Directly align the long-term interests of our employees with those of our stockholders by providing a meaningful ownership stake in ARIAD;
•	Promote progress toward achieving our long-term strategy and operating plan; and
•	Assist in the retention of employees by vesting awards over multiple years.
For our executive officers in particular, we believe our equity incentive programs are important in building an alignment of interests with our stockholders and promoting a long-term performance perspective. Significant value accrues to equity-based awards only as the market value of our common stock appreciates. In addition, such awards typically have vesting schedules over time or other restrictions that require the executive officer to remain employed by us in order to realize value from such awards. We believe that awards under our equity incentive programs have a ~~significant~~meaningful relationship to the performance of our executive officers and the Company.
Administration of our Equity Incentive Programs
All equity awards are made by our Compensation Committee under stockholder approved plans. When granted, stock options have an exercise price equal to the closing price of our common stock as quoted on The NASDAQ Global Market on the date of grant. Our Compensation Committee also approves the other terms of the grants, including the vesting period, restrictions and term of the awards.
Grants of stock options to new employees, including executive officers, are generally approved and made at the first scheduled meeting of our Compensation Committee after such employees begin employment. Annual grants are generally approved and made in the first quarter of the fiscal year.
Our employees can purchase shares of our common stock at a discount to market value pursuant to our employee stock purchase plan, a stockholder -approved plan. Employees elect to make such purchases on a quarterly basis through payroll deduction as provided for in the plan.
Process for Determining Executive Compensation
As described under “The Compensation Committee” located elsewhere in this proxy statement, the Compensation Committee is responsible for, among other duties, establishing compensation levels for our Chief Executive Officer and reviewing his performance, and reviewing and approving compensation levels recommended by ~~Dr. Berger~~our Chief Executive Officer for our other executive officers and reviewing their performance. While our Compensation Committee has ultimate authority and responsibility for approving all executive officer compensation, ~~Dr. Berger~~our Chief Executive Officer plays an ~~important~~active role in such decisions (except with respect to his own compensation).
At the beginning of each year, the executive leadership team establishes corporate objectives, as well as individual and departmental objectives in support of such corporate objectives, which are reviewed and discussed with the Compensation Committee and the Board of Directors. Such objectives form the basis for our annual operating plan which is approved by the Board of Directors. The status of our
ARIAD Exhibits p. ~~8~~8

corporate objectives, as well as our performance relative to our operating plan, are reviewed and discussed with the Board of Directors on a regular basis throughout the year.
At the end of each year, each of the executive officers provides a self-assessment of his or her performance relative to the established corporate, individual and ~~departmental objectives~~key leadership and management measures. The Chief Executive Officer reviews and evaluates such assessments and completes an overall ~~assessment~~evaluation of performance for each officer ~~relative to the these objectives for the year.~~ for the year, taking into account his or her progress towards achievement of these objectives as well as leadership and management measures. No specific numerical weightings or ratings are applied to individual objectives; rather the performance of the officer is evaluated as a whole. Based on this evaluation, each officer’s performance is rated on a scale from “unsatisfactory” to “outstanding”. These assessments are reviewed and discussed by the Compensation Committee.  ~~The~~
This assessment process forms the basis for the Compensation Committee ~~also uses this information as part of its~~’s comprehensive review and assessment of the performance of the Chief Executive Officer~~. This assessment forms the basis for the Compensation Committee’s~~ and its determination of the annual adjustment to the Chief Executive Officer’s base salary, as well as the amount of his annual performance award and long-term incentive award, if any. The Chief Executive Officer’s annual performance award is based on a target award of 50% of base salary; the actual award may be greater than or less than the target award based on the Compensation Committee’s assessment and rating of his performance. The Chief Executive Officer’s long-term incentive award is also based on the assessment and rating of his performance and takes into account the size and value of the award relative to his base salary and in comparison to equity-based awards and total compensation of chief executive officers of companies in our peer group (as described below under “Data Used to Make Compensation Determinations”). Such determinations are made by the Compensation Committee and are subject to approval by the Board of Directors.
Based on the Compensation Committee’s assessment of overall corporate performance, the Committee determines~~, with input from the Chief Executive Officer,~~  the components of total compensation available for the other executive officers (other than the Chief Executive Officer) as follows:
•	the average percent increase in base salary, if any,

•	the average annual performance awards as a percent of base salary, and

•	the overall pool available for equity-based long-term incentive awards.
Once such parameters are determined, the Chief Executive Officer then formulates recommendations for adjustments to base salary, if any, and the amount of the annual performance and long-term incentive awards for each executive officer based on the Compensation Committee’s overall assessment of the Company’s performance and the assessment and rating of the performance of each officer. The annual performance award for each executive officer is based on a target award of 30% of base salary. As with the award to the Chief Executive Officer, the actual award may be greater than or less than the target award. The long-term incentive award is also based on the assessment and rating of the performance of each such officer and a target award level which takes into account the size and value of the equity-based award relative to his or her base salary and in comparison to equity-based awards and total compensation of comparable executive officers of companies in our peer group. The Chief Executive Officer reviews and discusses such recommendations with the Compensation
ARIAD Exhibits p. ~~9~~9

Committee. The Compensation Committee may propose modifications to these recommendations. Once agreement is reached, the Compensation Committee approves the annual base salary and other awards for each executive officer.
~~In making determinations and approving actions regarding the compensation of our executive officers, the Compensation Committee considers the factors discussed below for each executive officer. Such determinations and actions are based on the Committee’s discretionary assessment of all factors, and no specific weightings or formulas are used.~~
~~Factors Considered in the Determination of Executive Compensation~~
~~In making decisions regarding the compensation of our executive officers, the Compensation Committee considers the following:~~
~~Company Performance - As noted above, our compensation program is designed to motivate our executive officers to achieve our key corporate objectives. These objectives include key research, clinical development, business development and financial objectives. For 2008, these key corporate objectives included:~~
~~Maximizing the opportunity for the Company’s lead product candidate, deforolimus, by executing all major initiatives in the deforolimus global development plan on schedule and on budget;~~
~~Building the commercial organization by executing the deforolimus manufacturing development plan and by building a streamlined commercial infrastructure to focus on the commercial launch of our product candidates;~~
~~Expanding the Company’s product pipeline through execution of the development plan for our second product candidate, AP24534, and internal drug discovery initiatives;~~
~~Preparing the Company for commercialization by implementing agreed-upon corporate and development information technology initiatives on schedule and on budget and implementing critical business processes and programs to more effectively manage our growth;~~
~~Strengthening the balance sheet by managing the financial resources of the Company consistent with achievement of operating plans and providing additional funding through business development, capital or other initiatives.~~
~~The achievement of these objectives in 2008, as further discussed under “Compensation Actions” below, formed the basis for recommendations and decisions regarding the compensation of our executive officers.~~
~~Individual Performance - The Compensation Committee also considers the following general criteria in evaluating individual performance, not all of which are applicable to all executive officers:~~
In order to achieve or exceed the target level of the annual performance award or long-term incentive award, the officer’s performance must be rated at least “exceeds requirements”. In order to receive any award, the officer’s performance must be rated at least “meets requirements”.
~~The individual’s role in the research, development, acquisition and/or licensing of product candidates and technologies;~~
~~The individual’s contribution to the achievement of key research, development and business milestones;~~
ARIAD Exhibits p. ~~10~~10

~~The individual’s contribution to the management team and development and application of leadership skills to drive the future performance of the Company;~~
~~The individual’s ability to attract, hire, manage, retain and motivate staff in support of the achievement of our objectives;~~
~~The individual’s contribution to the achievement of key financial objectives of the Company including the management of financial budgets and forecasts and, as appropriate, involvement in investor relations and corporate funding initiatives; and~~
~~The individual’s management of regulatory compliance requirements related to his or her responsibilities.~~
Data Used to Make Compensation Determinations
~~Market Analysis —~~ We draw upon a pool of talent that is highly sought after by large and established pharmaceutical and biotechnology companies as well as by other development stage life science companies, both within and outside our geographic area. We believe that the compensation practices of our industry in general and of our select peer group in particular provide useful information to help us establish compensation practices that allow us to attract, retain and motivate a highly talented executive team. We believe we must offer a compensation package to our executive officers and to our employees, in general, that is competitive with our peer group, as well as larger pharmaceutical and biotechnology companies from whom we frequently recruit, and aligned with our current stage of development and our annual and longer term performance. We believe that our total compensation levels should ~~normally~~generally fall within approximately the 50th to 75th percentiles of our peer groups based on performance and contribution to our strategic objectives over time, but at times, we need to adjust these levels to attract or retain specific individuals.
Each year, we review the levels of cash, equity and total compensation for all comparable executive officers in our peer group relative to the elements of compensation paid to our executive officers. In considering how these data relate to our existing compensation structure, we take into account our Company’s size, stage of development, performance and geographic location as compared to these peer companies, as well as what we know about the comparable scope of responsibilities of our executive officers versus those of comparable executives at such peer group companies. With the assistance of our compensation consultant, ~~W.T. Haigh & Company~~Radford Surveys + Consulting, or Radford, we used two primary market frames of reference against which to compare our executive total compensation practices and levels and inform our decisions regarding compensation of our executive officers in ~~2008,~~and related to 2009, as follows:
•	Select Peer Group — ~~30~~21 national biotechnology companies at a similar stage of development as ARIAD with similar headcount, market capitalization and in most cases, similar therapeutic targets, and
•	Radford Biotechnology Executive Compensation Report ~~by Aon Consulting~~ — A national survey of executive compensation levels and practices that covers approximately 60 positions in over 500 biopharmaceutical organizations.
We do not apply a specific weighting to either data source when making compensation comparisons. Instead, we work with our outside consultant to develop competitive market guidelines using these data sources and in some cases, additional local and/or national market frames of reference.
ARIAD Exhibits p. ~~11~~11

The select peer group as of ~~December 2007~~November 2009 analyzed by ~~W.T. Haigh & Company~~Radford and used to inform our decisions impacting executive compensation in ~~2008,~~and related to 2009, consisted of the following companies:

~~Alexion Pharmaceuticals~~Affymax, Inc.	Isis Pharmaceuticals, Inc.
~~Acorda Therapeutics, Inc.~~	~~InterMune, Inc.~~
Arena Pharmaceuticals, Inc.	~~Keryx Biopharmaceuticals~~Lexicon Pharmaceuticals, Inc.
~~Arqule, Inc.~~	~~Kosan Biosciences Incorporated~~
~~Array BioPharma Inc.~~	~~Maxygen, Inc.~~
~~Cell Genesys, Inc.~~	~~Neurogen Corporation~~
~~CV~~Cell Therapeutics, Inc.	~~Progenics Pharmaceuticals, Inc.~~MannKind Corporation
~~Cytokinetics, Incorporated~~	~~Rigel Pharmaceuticals, Inc.~~
Dendreon Corporation	~~Sangamo Biosciences~~Osiris Therapeutics, Inc.
Dyax Corp.	~~Seattle Genetics~~Progenics Pharmaceuticals, Inc.
Exelixis, Inc.	~~SuperGen~~Seattle Genetics, Inc.
~~Geron~~GTx, ~~Corporation~~Inc.	~~Telik, Inc~~Synta Pharmaceuticals Corp.
ImmunoGen, Inc.	~~Tercica~~Theravance, Inc.
Incyte Corporation	Vical Incorporated
~~Indevus~~Infinity Pharmaceuticals, Inc.	~~ZymoGenetics~~Xenoport, Inc.
InterMune, Inc.
This peer group generally consisted of public companies in the biopharmaceutical industry with product candidates in mid to late-stage development and/or a product recently approved for marketing, annual revenues generally less ~~then~~than $~~30~~100 million (average of $37 million), and market capitalization of at least $~~200~~100 million ~~and no higher than $1 billion~~(average of $560 million). We believe that, as of ~~December 2007,~~November 2009, this list was representative of the companies with whom we generally compete for talent.
Factors Considered in the Determination of Executive Compensation
In making decisions regarding the compensation of our executive officers, the Compensation Committee considers the assessment and rating of the performance of each executive officer relative to the key corporate objectives of the Company, individual goals and leadership and management measures. For 2009, we established the following as our key corporate objectives applicable to our executive officers:
•	Maximizing the opportunity for the Company’s lead product candidate, ridaforolimus, by executing all major initiatives in the ridaforolimus global development plan on schedule and on budget;
ARIAD Exhibits p. ~~12~~12

•	Expanding the Company’s pipeline of product candidates by executing the clinical development plan for our second product candidate, AP24534, executing the pre-clinical development plan for our third product candidate, AP26113, and advancing our internal drug discovery initiatives;

•	Preparing the Company for growth by building the manufacturing, operations and commercial infrastructure to support expanding research and development activities and to prepare for commercialization of our product candidates; and
•	Strengthening the balance sheet by managing the financial resources of the Company consistent with achievement of operating plans and providing additional funding through business development, capital or other initiatives.
Decisions regarding our Chief Executive Officer’s compensation, including annual performance awards, are based predominantly on the Company’s level of achievement of these key corporate objectives, as well as the following measures:
•	Building long-term shareholder value;

•	Building and retaining the management team of the Company;

•	Developing and executing on a long-term strategy for the Company; and

•	Overall leadership and management of the Company.
Decisions regarding compensation for each of our other executive officers are based on his or her contributions to the achievement of the key corporate objectives listed above as well as the level of achievement of individual goals developed at the beginning of the year in support of these key corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business. The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive	Summary of Key Individual Goals
Officer
Timothy P. Clackson, Ph.D.	•	Assess, refine and implement the strategy for discovery research to continue to build the Company’s pipeline of product candidates
	•	Execute the manufacturing development plan for ridaforolimus to support clinical trials and product registration and prepare for commercialization of this product candidate
	•	Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus
	•	Plan and initiate pre-clinical studies of AP26113 in support of regulatory filings required to initiate clinical trials of this product candidate

Pierre F. Dodion, M.D.	•	Achieve full patient enrollment in the Phase 3 SUCCEED trial of ridaforolimus and ensure the quality and integrity of clinical data to support registration of the product candidate
	•	Execute the clinical and medical portions of the global development plan for ridaforolimus to support further clinical development and registration of the product candidate in multiple cancer indications
	•	Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus
	•	Execute the Phase 1 clinical trial of AP24534 to provide clinical proof-of-concept in patients with hematological malignancies
	•	Based on the results of the Phase 1 clinical trial of AP24534, prepare for initiation of additional trials, including a global registration trial, for this product candidate
ARIAD Exhibits p. ~~13~~13

Executive	Summary of Key Individual Goals
Officer
Edward M. Fitzgerald	•	Plan and implement key systems and business process initiatives to support the growing and evolving needs of the business
	•	Ensure disciplined management of costs throughout the Company
	•	Evaluate and implement initiatives to provide additional funding as needed to support the Company’s programs and business strategy
	•	Ensure the Company’s compliance with all accounting rules and governance practices consistent with the Company’s status as a NASDAQ-listed company

John D. Iuliucci, Ph.D.	•	Execute key non-clinical studies of ridaforolimus in support of further clinical development and registration of this product candidate
	•	Lead the preparation of relevant sections of the global dossier for marketing authorization of ridaforolimus
	•	Plan and execute non-clinical studies of AP24534 in support of advancement of this product candidate to later stage clinical trials
	•	Plan and initiate non-clinical studies of AP26113 in support of regulatory filings required to initiate clinical trials of this product candidate

In addition to an evaluation of the level of achievement of these goals and objectives, each officer is evaluated as to key leadership and management measures, including:
•	The individual’s contribution to the management team and development and application of leadership skills reflective and supportive of the Company’s corporate values;

•	The individual’s ability to attract, hire, manage, retain and motivate staff in support of the achievement of our objectives;

•	The individual’s management of his or her functions and responsibilities within established financial budgets and forecasts;

•	The individual’s management of regulatory compliance requirements related to his or her responsibilities.
There are no thresholds or maximum levels of achievement applicable to these individual goals or the corporate objectives.
ARIAD Exhibits p. ~~14~~14